UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2024
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______
Commission file number 001-06714

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Kaplan, Inc. Tax Deferred
Savings Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Graham Holdings Company
1812 North Moore Street
Arlington, Virginia 22209

THE KAPLAN, INC. TAX DEFERRED
SAVINGS PLAN FOR SALARIED EMPLOYEES

________________________________________________

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Plan Participants of The Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2024 and the related statement of changes in net assets available for benefits for the year then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, FL
June 27, 2025

We have served as the Plan’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of The Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees (the Plan) as of December 31, 2023 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We served as the Plan’s auditor from 2007 to 2024.

/s/ Johnson Lambert LLP

Vienna, Virginia
October 4, 2024

THE KAPLAN, INC. TAX DEFERRED
SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2024	2023

Assets
Plan interest in Graham Holdings Company Master Trust (Note 5)	$363,927,277	$310,002,741
Total investments	363,927,277	310,002,741

Receivables
Contributions receivable from participants	378,652	—
Notes receivable from participants	1,312,693	—
Total receivables	1,691,345	—

Net assets available for benefits	$365,618,622	$310,002,741
See the accompanying notes to the financial statements.

THE KAPLAN, INC. TAX DEFERRED
SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024

Additions to net assets:
Plan interest in investment income of the Graham Holdings Company Master Trust	$51,778,752
Interest income - notes receivable	75,484
Total investment income	51,854,236

Contributions
Participant	13,047,043
Employer	47,058
Rollovers	1,908,234
Total contributions	15,002,335

Deductions from net assets:
Benefits paid to participants	(27,485,783)
Administrative expenses	(251,097)
Total deductions	(27,736,880)

Transfers (to) from affiliated plans
Transfers from Savings Plan for Graham Holdings Company	7,687,523
Transfers from 401(k) Savings Plan for GHC Affiliates	19,538,180
Transfers to Savings Plan for Graham Holdings Company	(2,605,748)
Transfers to 401(k) Savings Plan for GHC Affiliates	(8,123,765)
Net transfers (to) from other affiliated plans	16,496,190

Net increase	55,615,881

Net assets available for benefits
Beginning of year	310,002,741
End of year	$365,618,622
See the accompanying notes to the financial statements.

THE KAPLAN, INC. TAX DEFERRED SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of The Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description (SPD) for a more comprehensive description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
General
The Plan is a defined contribution plan permitting eligible salaried employees of Kaplan, Inc. and its subsidiaries (collectively, the Company) to participate upon hire. The Company is the Plan Sponsor and a subsidiary of Graham Holdings Company (GHC). The Plan was amended and restated effective January 1, 2024 to incorporate the amendments detailed below.
The Plan is administered by The GHC Savings Plan Committee (the Plan Administrator), whose members are appointed by the Plan Sponsor. Vanguard Fiduciary Trust Company (VFTC) is the Plan’s Trustee and recordkeeper. The Plan entered into a Master Trust Agreement with VFTC to establish the Graham Holdings Company Master Trust (Master Trust) effective January 1, 2021.
During 2024 and 2023, the Plan Administrator adopted amendments to the Plan, which are not expected to affect the Plan’s qualified status under ERISA. Substantially all of these amendments became effective in 2024. The Plan was restated in 2024 and the Summary Plan Description was amended on January 1, 2024 and July 1, 2024, and again in January 1, 2025.
Effective January 1, 2024, the Plan was amended to implement the following changes:
•Substantially all employees in this Plan participate in The Retirement Plan for Graham Holdings Company. Accordingly, these employees are not eligible for Company Matching Contributions for participating employers in the Plan;
•Add Roth and Roth catch-up employee contributions as an option to the Plan, and allow rollover contributions to the Plan in the form of Roth contributions;
•Allow participants to elect an In-Plan Roth conversion in accordance with the Plan’s provisions with respect to all or a portion of the vested amounts in the participant’s accounts other than a Roth Contribution Account or a Roth Rollover Account;
•Permit participants to take out one active loan from the Plan at a time;
•Automatically enroll eligible participants who have not made an affirmative election to participate in the Plan at a default of 4% of base salary on a pre-tax basis. The default increases at a rate of 1% on an annual basis not to exceed 10%. Participants may at any time change deferral elections and can opt out of auto-enrollment within a 30-day period. If the participant does not enroll in the Plan when they are first eligible to participate or opt out if automatically enrolled, they may enroll at any time thereafter.
•Additionally, the Plan has a feature wherein participants can elect to have pre-tax deferrals automatically increase at increments of 1%, 2%, or 3% on an annual basis up to the limits established by the Plan. Certain restrictions apply and participants always have the right to opt out or to elect a different rate of increase; and
•Participants may allocate up to 20% of their employee contributions into the Graham Holdings Company Stock Fund, in accordance with the Plan’s provisions.
Contributions
Each year, participants may contribute a percentage of pre-tax and Roth annual eligible compensation to the Plan at rates specified in the Plan. The total pre-tax and Roth combined contributions, however, is subject to dollar limitations set forth by the Internal Revenue Code ($23,000 in 2024). Participants age 50 or older by the end of the plan year, may make additional pre-tax or Roth 401(k) contributions (of up to $7,500 in 2024) that are called “catch-up” contributions. Participants may also contribute a percentage of after-tax annual eligible compensation to the Plan at rates established by the Plan Administrator.
Contributions to the Berkshire Hathaway Stock Fund may not exceed 25% of a participant’s own contributions to a participant’s account. Exchanges into the Berkshire Hathaway Stock Fund from any other fund(s) may be made only if the resulting investment in the Berkshire Hathaway Stock Fund immediately following the exchange is no more than 25% of the participant’s total account balance.
All investments are participant-directed. If no investment direction is provided, a participant’s contributions will be invested in a Vanguard Target Date Retirement Fund with the target date closest to the year in which the participant reaches age 65. This serves as the Plan’s Qualified Default Investment Alternative (“QDIA”).
Participant Accounts
Each participant’s account is credited with his/her contributions and an allocation of the investment income (losses) and administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.
Notes Receivable from Participants
Effective 2024, active participants in the Plan are eligible for one active loan at a time from the Plan. Interest rates on loans are based on the prime rate as received by Vanguard from Reuters. Reuters calculates their prime rate through a formula, which includes the average lending rates of the top 30 banks in the United States. General purpose loans have a maximum term of 5 years and principal residence loans have a maximum term of 10 years. A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan. The minimum loan amount is $1,000 with a maximum of $50,000. Loan processing fees are paid by the participant. As a result of a plan merger or rollovers received, there may be additional participant loans transferred to the Plan and administered in accordance with their terms.
Vesting
Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.
Transfers (to) from other GHC plans

From time to time, participant accounts are reviewed and transferred into the Company plan that the participant is currently participating in. Additionally, transfers may also occur between the Plan and other GHC plans that relate to new organizational positions, rehired employees by one of the employers with an existing balance in another GHC plan, or transferred employees to one of the employers with an existing balance in another GHC plan.

Plan Expenses

Certain costs of administering the Plan are generally paid by the Company and are therefore not reflected in the Plan’s financial statements. Any expenses that are not paid by the Company are paid by the Plan itself. The Plan charges certain expenses directly to each of the participants’ accounts such as recordkeeping and maintenance of the website and phone services to participants. Each of the investment funds incurs investment and administrative expenses that are paid by the fund itself, which reduce the net investment return to participants.
Payment of Benefits
Participants may withdraw their vested account balance in accordance with the Plan document, which provides different rules for hardships, disability and withdrawals based on whether or not the participant has reached age 59 1/2. Upon termination of employment with the Company (including termination due to death, disability, or retirement), participants may receive a lump-sum payment of their entire account balance, net of any outstanding loan balances. Otherwise, distributions generally begin on a participant's required beginning date, which is set by Federal law, and not by the Company. Participants may roll over account balances to individual retirement accounts or another employer’s qualified retirement plan. If a terminated participant with an account balance dies prior to receiving the full value of the account, the account balance will be paid to the participant’s beneficiary or in the absence of an election pursuant to the Plan’s provisions. Account balances of $7,000 (in 2024) or less may not be deferred and are subject to automatic rollover/automatic cash out.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time by action of the Plan Sponsor and Board of Directors subject to the provisions of ERISA. In the event the Plan terminates, participants would receive the full value of their accounts from the Plan.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with generally accepted accounting principles in the United States of America (GAAP), have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan is a participant in the Master Trust as described in Note 5. Investments held in the Master Trust are stated at fair value and are allocated to the Plan specifically in relation to the fair value of the assets assigned to the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Master Trust’s valuation policies utilizing information provided by the trustee. See Note 6 for discussion of fair value measurements.
Purchases and sales of investments in the Master Trust are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Master Trust’s net appreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year. See Note 5 for the Plan’s interest in the Master Trust, as well as the Master Trust’s investment income.

Contributions
Contributions from Plan participants and the Company Matching Contributions, if applicable, are recorded in the year in which the employee’s contributions are withheld from compensation.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Risks and Uncertainties
The Plan provides for various investment securities as investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic, international conflict, trade wars and tariffs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Recent Accounting Pronouncements
All applicable pronouncements have been adopted by the Plan. There are no issued pronouncements that will require adoption in future periods.
Subsequent Events
Management of the Plan has evaluated subsequent events from December 31, 2024 through the date these financial statements were issued. Other than described below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.
Effective January 1, 2025, the SPD was revised to reflect updated 2025 regulatory limits, changes to the Plan’s one eligibility year of service affecting highly compensated employees, designating short-term disability pay as eligible compensation in certain situations, and how account balances between $1,000 and $7,000 and greater than $7,000 can be automatically distributed. The Plan now allows certain small account balances of terminated participants to be automatically rolled over into an IRA with a third-party vendor, Portability Services Network ("PSN"). Participants have the option to opt out of this auto-portability service.
NOTE 3 – RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Shares of registered investment companies (mutual funds) and common collective trusts are managed by The Vanguard Group, Inc. Due to the relationship between VFTC as Trustee of the Master Trust and the Plan investment transactions managed by The Vanguard Group, Inc. qualify as party-in-interest transactions. Investments in the Vanguard registered investment companies and common collective trusts are exempt from the prohibited transaction rules of ERISA pursuant to a class exemption issued by the U.S. Department of Labor. In addition, the fees associated with the management of these investments by The Vanguard Group, Inc. are included in the Master Trust’s net appreciation (depreciation) in fair value of investments.
The Plan invests in shares of GHC through the Graham Holdings Company Stock Fund in the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of Graham Holdings stock within the Graham Holdings Stock Fund in the Master Trust for the period ended December 31, 2024, were $157,057 and $969,619, respectively. Additionally, personnel and facilities of the Company have been used to perform administrative functions for the Plan at no cost to the Plan.
NOTE 4 – TAX STATUS
On October 21, 2016, the Internal Revenue Service made a favorable determination that the Plan, as then designed, were qualified under IRC Section 401(a). Such determination letter did not involve a review of the effect on the Plan of certain amendments subsequently adopted. Plan management engaged the Plan’s ERISA counsel to examine the plan document and amendments, and ERISA counsel concluded that none of the amendments had an adverse effect on the tax-qualified status of the Plan under Section 401(a), including the 2016 and 2024 restatements.
The Master Trust, created in 2021 has not filed for a favorable determination since the Internal Revenue Service no longer supports determination letter filings. The Master Trust is designed to be tax-exempt under IRC Section 501(a).
The Plan Administrator and the Plan’s ERISA counsel believe that the Plan and Master Trust are designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2021.
NOTE 5 - GRAHAM HOLDINGS COMPANY MASTER TRUST
The Master Trust was established for the purpose of maintaining assets for the exclusive benefit of the participants of The Savings Plan for Graham Holdings Company, The Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees, and The 401(k) Savings Plan for GHC Affiliates (collectively, Participating Plans). Each Participating Plans’ specific interest in the Master Trust is based on the account balances of the participants and their elected investment options specific to each plan. The Master Trust assets are allocated among the Participating Plans by assigning to each Participating Plan the entire amount of contributions received on behalf of each Participating Plan, benefit payments, or other expenses attributed solely to such Participating Plan, and every other transaction relating only to such Participating Plan and by allocating among all Participating Plans, in proportion to the value of the assets assigned to each Participating Plan, income and expenses resulting from collective investment of the assets of the Master Trust.
The following table presents the net assets of the Master Trust:

	As of December 31, 2024		As of December 31, 2023
	Master Trust	Plan Interest in Master Trust	Master Trust	Plan Interest in Master Trust
Registered Investment
Companies (Mutual Funds)	$569,373,225	$221,766,892	$529,004,835	$189,436,563
Common/Collective Trusts	345,424,320	116,724,098	274,916,852	100,317,044
Berkshire Hathaway Stock Fund	55,306,537	24,616,280	46,676,349	19,610,704
Graham Holdings Company Stock Fund	4,321,924	820,007	4,210,252	638,430
Total net assets	$974,426,006	$363,927,277	$854,808,288	$310,002,741

The following table presents the net appreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2024:

Net appreciation in fair value of investments	$113,332,031
Interest and dividends	26,359,033
Total investment income	$139,691,064
Refer to Note 6 for a description of the valuation methodologies used.
NOTE 6 – FAIR VALUE MEASUREMENTS
A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability, based on a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs, such as quoted prices in active markets (Level 1); (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2); and (iii) unobservable inputs that require the Master Trust to use present value and other valuation techniques in the determination of fair value (Level 3). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measure. The Master Trust’s assessment of the significance of a particular input to fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.
Financial assets held in the Master Trust and the valuation techniques for measuring fair value are as follows:
Registered Investment Companies (Mutual Funds): Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds are considered actively traded.
Common/Collective Trusts: Valued at the NAV of units of the collective trusts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Were the Plan to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.
Common Stock: The Graham Holdings Company common stock in the Graham Holdings Company Stock Fund and Berkshire Hathaway common stock in the Berkshire Hathaway Stock Fund are valued at their year-end market value closing price.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Financial assets held by the Master Trust measured at fair value on a recurring basis were as follows:

	As of December 31, 2024		As of December 31, 2023
	Fair Value	Quoted Prices in Active Markets for Identical Items (Level 1)	Fair Value	Quoted Prices in Active Markets for Identical Items (Level 1)
Assets:
Mutual funds	$569,520,506	$569,520,506	$529,004,835	$529,004,835
Berkshire Hathaway common stock	55,163,111	55,163,111	46,676,349	46,676,349
Graham Holdings Company common stock	4,318,069	4,318,069	4,210,252	4,210,252
Total	$629,001,686	$629,001,686	$579,891,436	$579,891,436
Common collective trusts (1)	345,424,320	—	274,916,852	—
Total financial assets	$974,426,006	$629,001,686	$854,808,288	$579,891,436

(1)    In accordance with FASB ASC 820, Fair Value Measurement, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. As a result, collective investment trusts are classified as a reconciling item in the fair value hierarchy so that the total investments in the fair value hierarchy is consistent with the Plan investments, at fair value on the Statements of Net Assets Available for Benefits.
For assets that are measured using quoted prices in active markets, the total fair value is the published market price per share/unit multiplied by the number of shares/units held.
Common Collective Trusts
The estimated fair value and redemption requirements of the Master Trust’s investment in common collective trust are summarized as follows:

	December 31,
	2024	2023	Unfunded commitments	Redemption frequency	Redemption notice

Target-date strategy funds	$338,587,009	$267,276,011	None	Daily	None
Target income strategy fund	6,837,311	7,640,841	None	Daily	None
Total	$345,424,320	$274,916,852

THE KAPLAN, INC. TAX DEFERRED
SAVINGS PLAN FOR SALARIED EMPLOYEES
EIN 53-0182885, PLAN NO. 023
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Graham Holdings Company Master Trust	Interest in Master Trust	**	$363,927,277

*	Notes receivable from Participants	Participant loans (3.75% - 9.5%)	**	1,312,693
	Total Assets Held at End of Year			$365,239,970

*	Party-in-interest
**	Cost is not required for participant-directed investments.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of independent registered public accounting firm.
23.2	Consent of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE KAPLAN, INC. TAX DEFERRED SAVINGS PLAN FOR SALARIED EMPLOYEES
(The Plan)

Date: June 27, 2025	/s/ Wallace R. Cooney
Wallace R. Cooney, Chief Financial Officer